Exhibit 12.1

TRANSCONTINENTAL GAS PIPE LINE COMPANY, LLC

COMPUTATION OF EARNINGS TO FIXED CHARGES

Thousands of Dollars, except ratios

(UNAUDITED)

	Year Ended December 31,					For the Six Months Ended June 30, 2017	For the Six Months Ended June 30, 2018
	2013	2014	2015	2016	2017
Earnings Available for Fixed Charges:
Net Income	$374,026	$422,884	$575,457	$523,375	$55,728	$306,524	$372,138
Adjustment for undistributed income of equity investees	4,366	1,022	40	(50)	10,298	338	265
Plus — Interest expense and portion of rents representative of the interest factor, net of interest capitalized, and amortization of debt expense, discount and premium	84,614	85,395	84,707	153,149	162,118	75,801	101,225
State and Municipal income taxes	1,303	384	167	586	123	103	(127)

Total	$464,309	$509,685	$660,371	$677,060	$228,267	$382,766	$473,501

Fixed Charges:
Interest on long-term debt	$81,006	$81,006	$81,006	$145,825	$146,706	$73,353	$85,519
Other interest expense (includes intercompany)	1,941	2,626	461	3,671	10,788	439	12,070
Portion of rents representative of the interest factor, including amounts capitalized	1,270	1,265	3,826	4,441	7,605	2,560	4,606
Amortization of debt expense, discount and premium	755	868	883	1,311	1,339	660	861

Total	$84,972	$85,765	$86,176	$155,248	$166,438	$77,012	$103,056

Ratio of earnings to fixed charges	5.46	5.94	7.66	4.36	1.37	4.97	4.59

For purposes of calculating the ratio of earnings to fixed charges:

(a)	Earnings represent the aggregate of pre-tax income, adjusted for undistributed income of equity investees, and fixed charges, net of interest capitalized.

(b)

Fixed charges represent interest (whether expensed or capitalized), the amortization of total debt premium, discount and expense, and that portion of rentals considered to be representative of the interest factor.